April 18, 2006

Submitted Via Edgar

Ms. Kathryn T. Jacobson

United States Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

File:	Tellabs, Inc.
Form 10-K for Fiscal Year Ended December 30, 2005
File Number 0-9692

Dear Ms. Jacobson:

Referring to our telephone conversation of April 18, 2006 regarding the April 6th “Comment Letter”, we requested that the date for the Company to respond to the Comment Letter be extended to Friday, May 26, 2006.

This letter confirms that this was acceptable to you and the Company understands that its response is due by May 26, 2006.

Thank you for your assistance.

Sincerely,

James A. Dite
Vice President & Controller
(Principal Accounting Officer and
duly authorized officer)

JAD/ns